UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                               FILE NO. 812-____


----------------------------------
In the matter of

Advisors Asset Management, Inc.
AAM ETF Trust
----------------------------------



Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

All communications, notices and orders to:
                                        Scott I. Colyer
                                        Advisors Asset Management, Inc.
                                        18925 Base Camp Road
                                        Suite 203
                                        Monument, Colorado 80132

With a copy to:
                                        Scott R. Anderson
                                        Suzanne M. Russell
                                        Chapman and Cutler LLP
                                        111 West Monroe Street
                                        Chicago, Illinois 60603


    As filed with the Securities and Exchange Commission on August 20, 2015.

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                               TABLE OF CONTENTS

SECTION                              HEADING                               PAGE

I.    ACTIVELY MANAGED EXCHANGE-TRADED FUNDS...................................4

      A.    The Applicants.....................................................4
      B.    The Initial Fund and its Investment Objective......................5
      C.    Depositary Receipts................................................6
      D.    Procedures to Address Potential Conflicts of Interest..............6
      E.    Capital Structure and Voting Rights; Book Entry....................7
      F.    Listing Exchange...................................................7
      G.    Purchase and Redemption of Creation Units..........................8
      H.    Pricing...........................................................14
      I.    Redemption........................................................15
      J.    Qualification as a Regulated Investment Company...................16
      K.    Dividends, Distributions and Taxes................................17
      L.    Shareholder Transaction and Operational Fees and
            Expenses17..........................................................
      M.    Dividend Reinvestment Service.....................................18
      N.    Availability of Information.......................................18
      O.    Sales and Marketing Materials.....................................19
      P.    Third-Party Broker-Dealer Issues..................................20

II.   REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS.........................20

      A.    Sections 2(a)(32) and 5(a)(1) of the 1940 Act.....................20
      B.    Section 22(d) of the 1940 Act and Rule 22c-1 Under the
            1940 Act..........................................................21
      C.    Section 22(e) of the 1940 Act.....................................23
      D.    Exemption from the Provisions of Sections 17(a)(1) and
            17(a)(2)..........................................................25
      E.    Discussion of Precedent...........................................28

III.  CONDITIONS..............................................................28

IV.   NAMES AND ADDRESSES.....................................................29

V.    AUTHORIZATION AND SIGNATURES-ADVISORS ASSET MANAGEMENT, INC.............31

VI.   AUTHORIZATION AND SIGNATURES-AAM ETF TRUST..............................33

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      In this application (this "Application"), Advisors Asset Management, Inc.
("Advisors Asset Management") and AAM ETF Trust (the "Applicants") request an order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

      Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the
1940 Act to permit AAM ETF Trust (the "Trust") to create and operate one actively managed investment portfolio of the Trust (the "Initial Fund") that offers exchange-traded shares ("Shares") that are redeemable in large aggregations only.

      Applicants request that the order requested herein apply not only to the Initial Fund, but also to any future series of the Trust, and to any registered open-end management investment company or series thereof that may be created in the future, and that utilizes active management investment strategies ("Future Funds" and together with the Initial Fund, the "Funds").<F1>1 Funds may invest in equity securities (including without limitation shares of other exchange-traded funds) ("Equity Funds"), fixed income securities ("Fixed Income Funds"), or a combination of equity securities and fixed income securities ("Blended Funds"). In addition, the Funds may invest to the same extent as other registered, actively managed open-end management investment companies in, among other things, short sales, mortgage- or asset-backed securities, including TBA Transactions,<F2>2 depository receipts or depository shares, forward commitment transactions,<F3>3 forward foreign currency contracts, options contracts, futures contracts, swap agreements, currencies, money market instruments, cash and cash equivalents, certain of which may settle in securities markets outside the United States, including in emerging markets. The securities, other assets, and other positions in which a Fund invests are its "Portfolio Positions."
Funds that invest in Portfolio Positions all of which are traded in U.S. markets are referred to as "Domestic Funds," and Funds that invest in Portfolio Positions, all or a portion of which are traded in foreign markets, are referred to as "Global Funds." If a Fund invests in derivatives, then (i) the Fund's Board (as defined below) will periodically review and approve the Fund's use of derivatives and how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives; and (ii) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission (as defined below) and staff guidance. Any Fund will (i) be advised by Advisors Asset Management or by an entity controlling, controlled by, or under common control with Advisors Asset Management (each of


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<F1>1     Where appropriate, references and representations pertaining to the
          Trust should be read to include any Future Fund.

<F2>2     A "to-be-announced transaction" or "TBA Transaction" is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

<F3>3     In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell specific securities for a fixed price at a future date beyond normal settlement time.

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      the foregoing and any successor thereto, an "Adviser");<F4>4 and
(ii) comply with the terms and conditions of this Application. Each Fund will operate as an actively managed exchange-traded fund ("ETF").

      Shares of each Fund will be purchased from the Trust only in large aggregations of a specified number referred to as a "Creation Unit." Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in
Section 2(a)(26) of the 1940 Act (the "Listing Exchange"). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

      All entities that currently intend to rely on the requested order are named as Applicants, and any Fund that currently intends to rely on the requested order is identified in the Application. Any other entity that relies on the requested order in the future will comply with the terms and conditions of this Application.

      No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission").

I.    ACTIVELY MANAGED EXCHANGE-TRADED FUNDS

      A.   The Applicants.

      1. The Trust. The Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and intends to register with the Commission as an open-end management investment company.<F5>5 The Trust currently expects to offer the following Initial Fund: AAM Income Growth ETF. The Trust will be overseen by a board of trustees (the "Board") which will maintain the composition requirements of Section 10 of the 1940 Act.<F6>6 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" or "non-diversified" under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

      2. The Adviser. Advisors Asset Management or another Adviser will be the investment adviser to the Funds. Advisors Asset Management is a Delaware corporation, with its principal office located at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132. Advisors Asset Management is registered as an "investment adviser" under Section 203 of the


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<F4>4     For the purposes of the requested order, a "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

<F5>5     As of the date of the filing of this Application, the Trust has not yet registered under the 1940 Act as an open-end management investment company.

<F6>6     The term "Board" includes any board of directors or trustees of a
          Future Fund, if different.


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Investment Advisers Act of 1940, as amended (the "Advisers Act").  Any other
Adviser also will be registered under the Advisers Act. The Adviser may retain investment advisers as sub-advisers in connection with the Funds (each, a "Fund Sub-Adviser"). Any Fund Sub-Adviser will be an "investment adviser" as defined in Section 2(a)(20) of the 1940 Act and will be registered under the Advisers Act or not subject to such registration.

      3. The Distributor. The Trust will enter into a distribution agreement with one or more distributors ("Distributor"). Each Distributor will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will act as Distributor and principal underwriter of the Funds. No Distributor, Adviser, Fund Sub-Adviser, Trust or Fund is or will be affiliated with any Listing Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an "affiliated person" or an affiliated person of an affiliated person of the Fund's Adviser or Fund Sub-Adviser.

      4. Other Service Providers. The Trust expects to appoint an entity or entities that are not affiliated persons of the Trust to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the Funds. The Trust and any securities lending agent will comply with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company. The entity providing custodial services is hereafter the "Custodian" and the entity serving as transfer agent for the respective Funds is hereafter the "Transfer Agent."

      B.   The Initial Fund and its Investment Objective.

      The Trust currently expects to offer the AAM Income Growth ETF as its Initial Fund.<F7>7 The Trust currently expects that the Initial Fund's investment objective will be to seek current income by investing, under normal market conditions, at least 80% of its net assets in a portfolio of dividend-paying stocks and other income producing securities. The Initial Fund may modify its investment objective and the Adviser may modify its methodology for the Initial Fund as it determines appropriate and necessary in pursuing the Initial Fund's investment objective.

            1.    Benefits of Funds to Investors.

      Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Listing Exchange versus the cost of depositing a Fund Deposit (as defined below) and creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per common share ("NAV") should ensure that the Shares will not trade at a material


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<F7>7     As of the date of the filing of this Application, the Trust has not yet filed a registration statement on Form N-1A with respect to the Initial Fund.

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discount or premium in relation to their NAV.  Applicants also expect that the
Listing Exchange specialists (the "Specialists") or market makers ("Market Makers"), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

      Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other actively managed ETFs, the Funds can be bought or sold like stocks any time throughout each trading day at market prices that should normally be close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from their portfolios low cost basis securities through the in-kind redemption process; publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and immediately reinvest income received on portfolio securities.

      C.   Depositary Receipts.

      Applicants anticipate that certain Global Funds may invest in "Depositary Receipts." Depositary Receipts are typically issued by a financial institution (a "depositary") and evidence ownership in a security or pool of securities that have been deposited with the depositary.<F8>8 A Fund will not invest in any Depositary Receipts that the Adviser (or, if applicable, the Fund Sub-Adviser) deems to be illiquid or for which pricing information is not readily available.

      D.   Procedures to Address Potential Conflicts of Interest.

      The Adviser and the Fund Sub-Advisers will not disclose information concerning the identities and quantities of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public.<F9>9 Notwithstanding the foregoing, prior to


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<F8>8     Depositary Receipts include American Depositary Receipts ("ADRs") and
          Global Depositary Receipts ("GDRs"). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (the "Securities Act"), on Form F-6. ADR trades occur either on a Listing Exchange or off-exchange. The Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be a foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants, any Adviser, Fund Sub-Adviser, or Fund will serve as the depositary bank for any Depositary Receipts held by a Fund.

<F9>9     Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any
          Fund Sub-Adviser have or, prior to acting as investment adviser to a Fund, will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and any Fund Sub- Adviser have also adopted or will adopt policies and procedures to detect and prevent insider trading, as required under
          Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and the rules thereunder. In addition, like the Adviser, the Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act ("Code of Ethics") that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule.

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      disclosure to the general public of the identities and quantities of the
Portfolio Positions, the Adviser and/or Fund Sub-Advisers may disclose such information solely to the Chief Compliance Officers of the Trust, the Adviser and the Fund Sub-Adviser for purposes of such persons' monitoring of compliance with each entity's Code of Ethics or other regulatory issues under the "federal securities laws," as defined in Rule 38a-1 under the 1940 Act. In accordance with these Codes of Ethics and policies and procedures, personnel of the Advisers and Fund Sub-Advisers with knowledge about the composition of a Fund Deposit (as defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

      E.   Capital Structure and Voting Rights; Book Entry.

      Shareholders of a Fund will have one vote per share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

      Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York ("DTC"), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants ("DTC Participants"). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds' expense through the customary practices and facilities of the DTC and DTC Participants.

      F.   Listing Exchange.

      Shares will be listed on the Listing Exchange and traded in the secondary market in the same manner as other equity securities, including ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares. Neither the Adviser nor the Distributor, nor any affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Specialists or Market Makers will be assigned to the Shares.<F10>10 As long as the Funds operate in reliance on the requested order, the Shares will be listed on the Listing Exchange.


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<F10>10   Unlike on other Listing Exchanges where a Specialist oversees trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ's listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Listing Exchange. No Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in
          Section II.D below.

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      G.   Purchase and Redemption of Creation Units.

      1.   General

      Each Fund will issue, sell and redeem Creation Units on any day that it is open for business, including any day that the Fund is required to be open for business by Section 22(e) of the 1940 Act (a "Business Day"). Each Fund will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. Similarly, Creation Units will be redeemed at the NAV per share next determined after receipt of a request for redemption by the Fund.
The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m., Eastern Time) on each Business Day.

      Creation Units may be purchased through orders placed with the Distributor by or through an "Authorized Participant" which is either (i) a "Participating Party", i.e., a broker-dealer or other participant in the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the Commission; or (ii) a DTC Participant, and which in either case has executed a participant agreement with the Distributor with respect to the creation and redemption of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of the Listing Exchange. As described below, purchases and redemptions of the Funds' Creation Units will be processed either through an enhanced clearing process available to DTC Participants that are also participants in the CNS system of the NSCC (the "NSCC Process") or through a manual clearing process that is available to all DTC Participants (the "DTC Process").

      In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").<F11>11 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute


--------------------
<F11>11   The Funds must comply with the federal securities laws in accepting
          Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

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      the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in the Fund's portfolio (including cash positions),<F12>12 except:

            (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

            (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;<F13>13 or

            (c) TBA Transactions, short positions and other positions that cannot be transferred in-kind<F14>14 will be excluded from the Creation Basket.<F15>15

      If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount"). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

      Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

            (a)   to the extent there is a Balancing Amount, as described above;

            (b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

            (c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;<F16>16


--------------------
<F12>12   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

<F13>13   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

<F14>14   This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

<F15>15   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

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            (d)   if, on a given Business Day, the Fund requires all Authorized
      Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:
      (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

            (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:
      (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.<F17>17

      Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

      In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing a portion of the Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Positions in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Positions in connection with the redemption of Creation Units. Transaction Fees will be limited to amounts that have been determined by the Adviser to


--------------------
<F16>16   In determining whether a particular Fund will sell or redeem Creation
          Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in- kind redemptions.

<F17>17   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or
          (e)(ii).

be appropriate and will take into account transaction and operational processing costs associated with the relevant Deposit Instruments and Redemption Instruments. The Applicants may determine to increase, decrease or otherwise modify a Transaction Fee. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

      Creation Units will be aggregations of at least 25,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of
Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order<F18>18 or other applicable law, rule or regulation that permits investment companies to invest in a Fund beyond those limitations.

      2.    Transmittal, Clearance and Settlement of Orders

       The Distributor will be responsible for transmitting orders it receives to the Funds. Authorized Participants making payment for Creation Units placed through the Distributor must either: (i) initiate instructions through the NSCC Process; or (ii) deposit the requisite Deposit Instruments and any cash as determined in accordance with the procedures described in section I.G.1. above (collectively, the "Fund Deposit") "outside" the NSCC Process through the facilities of DTC in accordance with the DTC Process. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, it is expected that its usage will generally cost a Fund more than the NSCC Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

      The NSCC Process may not be available for purchases or redemptions of Global Funds, or foreign securities that form part of the Deposit Instruments or Redemption Instruments. Accordingly, for so long as and to the extent this is the case, Authorized Participants making payment for orders of Creation Units of Shares of Global Funds must have international trading capabilities and must deposit foreign securities that are part of the Fund Deposit with the Fund "outside" the NSCC Process through the relevant Fund's Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Global Fund will operate as follows to the extent that the NSCC Process is not available. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor's behalf by the


--------------------
<F18>18   In a separate application in which Applicants request relief to permit them, in general terms, to create and offer exchange-traded funds that invest in securities selected to correspond generally to the price and yield performance, before fees and expenses, of a specified underlying index ("Index ETFs"), Applicants also request relief from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act pursuant to Section 12(d)(1)(J) of the 1940 Act and from Section 17(a) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act and, in addition, request that such relief apply to the Funds as well as to the Index ETFs (the "Section 12(d) Relief"). Accordingly, to the extent the Section 12(d) Relief is granted, the Funds will rely on such relief.

Closing Time (as defined below) on the Transmittal Date (as defined below).
Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information the sub-custodian(s) of the relevant Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Deposit Instruments and any cash as determined in accordance with the procedures described in section I.G.1. above. Such Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. Once the sub-custodians confirm to the Custodian that the required securities (and any cash) have been delivered, the Custodian will notify the Adviser and Distributor.

      The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a prospectus (each, a "Prospectus") to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

      Except as described below, Shares and Deposit Instruments of Fixed Income Funds and Blended Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds. The Shares and Deposit Instruments of Fixed Income Funds and Blended Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of three Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.<F19>19 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.


--------------------
<F19>19   Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days ("T + 3") basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the Shares' T + 3 settlement date. As with other investment companies, the 1940 Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities. Given that Blended Funds invest, in part, in fixed income securities, Blended Funds may be affected in a manner similar to the foregoing.

      Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

      All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern Time) (the "Closing Time") on the date such order is placed (the "Transmittal Date"), as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date. In the case of custom orders,<F20>20> the order must be received by the Distributor no later than one hour prior to Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a Fund (or the Trust on behalf of such Fund) may reject a purchase order transmitted to it by the Distributor if:
(i) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding Shares of such Fund; (ii) the required Fund Deposit is not delivered; (iii) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (iv) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (v) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust, the Adviser, or the Distributor, have an adverse effect on the Trust, the Fund or the rights of beneficial owners; or (vi) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, any relevant sub-custodian, the Transfer Agent, a Fund Sub-Adviser, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

      a. Purchases Through the NSCC Process. An entity purchasing Creation Units of Funds that are eligible for transfer through the NSCC Process may use the NSCC Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit to the Fund, along with the appropriate Transaction Fee. Upon the deposit of such Fund Deposit in payment for such Creation Units placed through the Distributor, such Shares will be delivered to the purchaser thereof.

      b. Purchases "Outside the NSCC Process." An entity purchasing Creation Units "outside" the NSCC Process will be using a manual line-by-line position movement of each Deposit Instrument and hence may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the NSCC Process. Upon the deposit of the


--------------------
<F20>20   On days when the Listing Exchange or bond markets close earlier than normal, a Fixed Income Fund or a Blended Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m., Eastern Time. In addition, orders to purchase Creation Units of each Fixed Income Fund or Blended Fund may not be accepted on any day when the bond markets are closed.

requisite Fund Deposits in payment for Creation Units placed through the Distributor, such Creation Units will be delivered to the purchasers thereof.

      An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately available or same-day funds estimated by the Trust to be sufficient to pay any cash that, as discussed above, is included in the Fund Deposit next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

      Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or on another investor's behalf) not later than the Closing Time on the date such request is submitted; and (ii) arrangements satisfactory to the Trust are in place for payment of the Balancing Amount and any other cash amounts that may be part of the Fund Deposit, the Trust and/or the applicable Fund will accept the order, subject to the right of each (and the right of the Distributor or Adviser) to reject any order not submitted in proper form.

      Once an order has been accepted, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share. The Distributor will then transmit or cause the transmission of a confirmation of acceptance to the Authorized Participant that placed the order.

      Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser. When the Custodian has confirmed that the required securities and any cash included in the Fund Deposit have been delivered to the Custodian, the Custodian shall notify the Distributor, and the Trust will issue and cause delivery of the Creation Unit of a Fund. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of sufficient collateral, as described in the applicable Participant Agreement. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Deposit Instruments and the value of the collateral.

      H.   Pricing.

      The price of Shares trading on the Listing Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all publicly traded securities, will be subject to factors such as supply and demand, as well as the current value of the assets held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on the Listing Exchange and do not have a fixed relationship to the previous day's NAV or the current day's NAV. Prices on the Listing Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to any brokers or dealers registered under the Exchange Act (collectively, "Brokers") at a concession by the Adviser, the Distributor or by a Fund. Transactions involving the sale of Shares on the Listing Exchange will be subject to customary brokerage commissions and charges.

      I.   Redemption.

      Beneficial owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust. Creation Units will be redeemable at the net asset value next determined after receipt of a request for redemption by a Fund. Redemption requests must be placed by or through an Authorized Participant. As discussed above in section I.G, redemptions of Creation Units will generally be made on an in-kind basis, subject to certain specified exceptions under which redemptions may be made in whole or in part on a cash basis. The Trust will redeem Shares of each Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as discussed below with regard to Global Funds. Redemption requests must be received by 4:00 p.m., Eastern Time to be redeemed that day. In the case of custom orders,<F21>21 the order must be received by the Distributor no later than 3:00 p.m., Eastern Time.

      A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit. To the extent that any cash amount determined pursuant to the procedures described in section I.G.1. above is payable to a Fund by the redeeming investor, the investor will be required to deliver payment to the Fund.

      Creation Units may be redeemed either through the NSCC Process or "outside" the NSCC Process through the facilities of DTC. As discussed above, a redeemer will pay a Transaction Fee to offset the Fund's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor. An entity redeeming Shares "outside" the NSCC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process. A redeemer receiving cash-in-lieu of one or more Redemption Instruments may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Redemption Instruments. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion.

      To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to


--------------------
<F21>21   The circumstances under which a Fund may make custom orders are described above in section I.G.

Closing Time on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of sufficient collateral, as described in the applicable Participant Agreement. The Participant Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral.

      A redemption request outside the NSCC Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust; and (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above in section I.G.1., cash may be substituted for some or all of the Redemption Instruments of a Fund.

      When redeeming a Creation Unit of a Global Fund and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded. As discussed above in section I.G, under certain circumstances described therein, a Global Fund may require a redeeming beneficial owner of Shares to receive its redemption proceeds in cash. In such case, an investor will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Global Fund next determined after the redemption request is received in proper form, minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Instruments to cash.

      J.   Qualification as a Regulated Investment Company.

      It is currently contemplated that each Fund will qualify for and elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

      Each Fund and/or the Trust on its behalf, will have the right to reject an order for purchase of Creation Units of Shares upon an "in-kind" deposit of Deposit Instruments if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of the respective Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Instruments different from the market value of such Deposit Instruments on the date of deposit. The Trust and each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or, in lieu of this, accept a certification from a broker-dealer that is a member of the Fund's Listing Exchange that the cost basis of the Deposit Instruments is essentially identical to their market value at the time of deposit.

      K.   Dividends, Distributions and Taxes.

      Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC Participants to beneficial owners of record with amounts received from each Fund.

      Each Fund that elects to be treated as a RIC for U.S. federal income tax purposes: (i) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains; and (ii) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

      L.   Shareholder Transaction and Operational Fees and Expenses.

      No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Adviser. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of any Fund may be increased, decreased or otherwise modified.

      All other expenses incurred in the operation of the Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees (including sub-advisory fees), custody fees, brokerage commissions, registration fees of the Commission, licensing fees, Listing Exchange listing fees, fees associated with securities lending 12b-1 fees,<F22>22 and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the members of the Board who are not "interested persons" (as defined in the 1940 Act) of the Trust; legal and audit fees; certain licensing fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and statements of additional information ("SAIs"); costs of preparing, printing and mailing semi-annual and annual reports (together, "Shareholder Reports"); costs of preparing, printing and mailing proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders; Transfer Agent fees; and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party.

      M.   Dividend Reinvestment Service.

      The Funds will not make the DTC book entry dividend reinvestment service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

      N.   Availability of Information.

      The Applicants believe that a great deal of information will be available to prospective investors about the Funds.

      The Funds' website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus for each Fund that may be downloaded. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price")<F23>23, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

      On each Business Day, before commencement of trading in Shares on the Listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.<F24>24 The website and information will be publicly available at no charge.


--------------------
<F22>22   The Trust may be authorized to implement a plan under Rule 12b-1 under the 1940 Act on behalf of a Fund and to assess a 12b-1 fee of up to 25 basis points, such fee to be calculated on the average daily NAV of the respective Fund.

<F23>23   The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Listing Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

      Investors interested in a particular Fund will also be able to obtain its Prospectus, SAI, Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports will be available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.

      In addition, because the Shares will be listed on the Listing Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume, Shares will be continually available on a real-time basis throughout the day on Brokers' computer screens and other electronic services. The previous day's closing price and trading volume information will be published daily and available for publication by various media of general circulation, such as newspapers. The Listing Exchange or a major market data vendor will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing the Fund's estimated NAV, which will be the value of the Fund's Portfolio Positions, on a per Share basis. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

      O.   Sales and Marketing Materials.

      The Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional "open-end investment company" or "mutual fund." Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund," in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an "actively managed exchange-traded fund." No Fund marketing materials (other than as required by Form N-1A) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Listing Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

      Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

      P.   Third-Party Broker-Dealer Issues.

      Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a "distribution," as such term is used in the Securities Act, may be occurring. Depending on the circumstances,


--------------------
<F24>24   Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

some activities on the part of Brokers and other persons may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

      For example, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or the client in the particular case, and Brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

II.   REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

      The Applicants request a Commission order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

      Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      A.   Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

      Section 5(a)(1) of the 1940 Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

      Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

      Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based ETFs and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security's Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund's portfolio holdings will be fully transparent.
As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Listing Exchange, the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund's Portfolio Positions which form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of index-based ETFs and other actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      B.   Section 22(d) of the 1940 Act and Rule 22c-1 Under the 1940 Act.

      Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

      Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Listing Exchange. The Shares will trade on and away from the Listing Exchange<F25>25 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. The Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

      The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to
(i) prevent dilution caused by certain riskless-trading schemes by


--------------------
<F25>25   Consistent with Rule 19c-3 under the Exchange Act, Listing Exchange members are not required to effect transactions in Shares through the facilities of the Listing Exchange.

principal underwriters and contract dealers; (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices; and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

      The Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Trust or Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. The Applicants contend that the
proposed distribution system also will be orderly.   Shares may be sold or
acquired by purchasing them on the Listing Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares. In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain immaterial.

      Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

      Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. The Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      C.   Section 22(e) of the 1940 Act.

      Applicants seek an order of the Commission under Section 6(c) of the 1940 Act granting an exemption from Section 22(e) of the 1940 Act for certain Global Funds under the circumstances described below. Applicants acknowledge that the relief obtained from the requirements of Section 22(e) will not affect the obligations of Applicants under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

      Section 22(e) of the 1940 Act provides that:

            No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except -

            (1) For any period (A) during which the NYSE is closed other than customary week-end and holiday closings, or (B) during which trading on the NYSE is restricted;

            (2) For any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable, or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

            (3) For such other periods as the Commission may by order permit for the protection of security holders of the company.

      Settlement of redemptions of Creation Units for Global Funds will be contingent not only on the settlement cycles of the U.S. securities markets, but also on the delivery cycles in local markets for the underlying foreign securities held by the Global Funds. Applicants have been made aware that the delivery cycles currently practicable for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, in certain circumstances will cause the delivery process for the Global Funds to be longer than seven calendar days. Accordingly, with respect to any Global Funds only, Applicants request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of in-kind redemptions within seven days following the tender of a Creation Unit of such Funds. Applicants request that the relief be granted so that each Global Fund, to the extent it holds Portfolio Positions which require a delivery process in excess of seven calendar days, may provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Positions of the Global Fund customarily clear and settle, but in any event, within a period not to exceed fifteen (15) calendar days.

      Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fifteen (15) calendar days for each Global Fund requiring exemptive relief from the provisions of Section 22(e).<F26>26

      The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to fifteen (15) calendar days, needed to deliver the proceeds for each Global Fund. Except as otherwise disclosed in the SAI for each Global Fund, deliveries of redemption proceeds by each Global Fund are expected to be made within seven days.

      Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payments of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of each Global Fund to be made within a maximum of fifteen (15) calendar days would not be inconsistent with the spirit and intent of
Section 22(e) and will not lead to the problems that Section 22(e) was designed to prevent. Applicants suggest that a redemption payment occurring within a maximum of fifteen (15) calendar days following a redemption request would adequately afford investor protection.

      Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of the Global Funds. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Global Fund assets in Portfolio Positions. Applicants are not seeking relief from Section 22(e) of the 1940 Act with respect to Global Funds that do not effect redemptions of Creation Units in-kind.

      If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fifteen (15) calendar days, following the date on which a request for redemption is received and in proper form. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

      On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units; and
(ii) that the relief requested is appropriate in


--------------------
<F26>26   Certain countries in which a Global Fund may invest have historically had settlement periods of up to 15 calendar days.

the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.

      D.   Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2).

      Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

      Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a),
Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal - knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust ... by the depositor thereof.

      Section 17(a)(2) of the 1940 Act makes it unlawful

      for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

      An "affiliated person" of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes "any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person" and pursuant to Section 2(a)(3)(C) of the 1940 Act "any person directly or indirectly controlling, controlled by, or under common control with, such other person."

      Section 2(a)(9) of the 1940 Act defines "control" as

      the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

         Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

      Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

      Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

      There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under
Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to other registered investment companies (or series thereof) managed by the Adviser, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such other registered investment companies (or series thereof), resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Fund Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (i) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (ii) having an affiliation with a person with an ownership interest described in (i); or
(iii) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

      Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

      Except with respect to cash determined in accordance with the procedures described in section I.G.1. above, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchasers and redeemers, respectively, and will correspond pro rata to the Fund's portfolio instruments, as described above. The valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, and in the same manner as the Fund's Portfolio Positions, regardless of the identity of the purchaser or redeemer.

      Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund's policies and procedures.

      Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds' objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Positions held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

      For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      E.   Discussion of Precedent.

      The Applicants' requested relief in this application is substantially identical to the relief granted by the Commission to various other actively managed exchange-traded funds.<F27>27

      In addition, as required under Condition 5 of this Application, neither the Adviser nor any Fund Sub-Adviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly. This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Adviser and/or Fund Sub-Adviser will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the 1940 Act.

      In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted the same exemptive relief as that being requested herein to other ETFs is equally applicable to the Funds.

III.  CONDITIONS

      The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

      1. As long as the Funds operate in reliance on the requested order, the Shares of the Funds will be listed on a Listing Exchange.

      2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

      3. The website for the Funds, which is and will be publicly accessible at no charge, will contain on a per Share basis, for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.


--------------------
<F27>27   See, e.g., Elkhorn Investments, LLC and Elkhorn ETF Trust, Investment
          Company Act Release Nos. 31089 (June 19, 2014) (notice) and 31158 (July 15, 2014) (order); Millington Exchange Traded MAVINS Fund, LLC, et al., Investment Company Act Release Nos. 30503 (May 2, 2013) (notice) and 30543 (May 29, 2013) (order); Eaton Vance Management, et al., Investment Company Act Release Nos. 29591 (March 1, 2011) (notice) and 29620 (March 30, 2011) (order); Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 29256
          (April 23, 2010) (notice) and 29271 (May 18, 2010) (order); Grail
          Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order); WisdomTree Asset Management, Inc., et al., Investment Company Act Release Nos. 28419 (September 29, 2008) (notice) and 28471
          (October 27, 2008) (order); WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (February 6, 2008) (notice) and 28174 (February 27, 2008) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28146 (February 6, 2008) (notice) and 28173 (February 27, 2008) (order); Bear Stearns Asset
          Management, Inc., et al., Investment Company Act Release Nos. 28143 (February 5, 2008) (notice) and 28172 (February 27, 2008) (order); PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171
          (February 27, 2008) (order), as amended by Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28411 (September 29, 2008) (notice) and 28467 (October 27, 2008) (order).

      4. On each Business Day, before commencement of trading in Shares on the Listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

      5. The Adviser or any Fund Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

      6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed exchange-traded funds.

IV.   NAMES AND ADDRESSES

      The following are the names and addresses of Applicants:

            Advisors Asset Management, Inc.
            18925 Base Camp Road
            Suite 203
            Monument, Colorado 80132

            AAM ETF Trust
            18925 Base Camp Road
            Suite 203
            Monument, Colorado 80132

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.


                                        ADVISORS ASSET MANAGEMENT, INC.

                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Chief Executive Officer


                                        AAM ETF TRUST

                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                            Name:  Scott I. Colyer
                                            Title:  Initial Trustee


Dated:  August 20, 2015

V.    AUTHORIZATION AND SIGNATURES-ADVISORS ASSET MANAGEMENT, INC.

      In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicant. Scott I. Colyer is authorized to sign and file this document on behalf of Advisors Asset Management, Inc. (the "Company") pursuant to the general authority vested in him as the Chief Executive Officer of the Company, and the following resolutions adopted by the board of directors of the Company on August 12, 2015:

                  RESOLVED, that the officers of the Company be, and
            they hereby are, authorized to prepare and file with the United States Securities and Exchange Commission (the "SEC") an application for an exemptive order (the "Application") under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and it is further

                  RESOLVED, that the officers of the Company be, and
            they hereby are, authorized and directed to take such additional actions and to execute and deliver such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

                  RESOLVED, that upon issuance of an Order of
            Exemption by the SEC in accordance with the terms and conditions of the Application, as amended, the Company is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.


                                        ADVISORS ASSET MANAGEMENT, INC.


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Chief Executive Officer


Dated as of August 20, 2015

VI.   AUTHORIZATION AND SIGNATURES-AAM ETF TRUST

      In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of AAM ETF Trust (the "Trust") pursuant to the following resolutions adopted by the Initial Trustee of the Trust on August 12, 2015:

                  RESOLVED, that the Initial Trustee of the Trust
            and his designees be, and they hereby are, authorized to prepare and file with the United States Securities and Exchange Commission (the "SEC") an application for an exemptive order (the "Application") under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1
            under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and it is further

                  RESOLVED, that the Initial Trustee and each of his
            designees be, and they hereby are, authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

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                  RESOLVED, that upon issuance of an Order of
            Exemption by the SEC in accordance with the terms and conditions of the Application, as amended, the Trust is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.



                                        AAM ETF TRUST


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Initial Trustee


Dated as of August 20, 2015

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Advisors Asset Management, Inc.; that he is the Chief Executive Officer of such company; and that all actions by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:    Chief Executive Officer


Dated as of August 20, 2015

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of AAM ETF Trust; that he is the Initial Trustee of such company; and that all actions by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Initial Trustee


Dated as of August 20, 2015